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Filed pursuant to Rule 424(b)(3)
File No. 333-68512

WELLS FARGO & COMPANY

4,924,415 Shares of Common Stock

        We are offering these shares in exchange for the assets or securities of banks and other businesses that we or our subsidiaries may acquire from time to time. We may also issue these shares upon exercise of options, warrants and similar securities that we issue or assume in those acquisitions.

        We generally determine the specific terms of an acquisition through negotiations with the owners or the persons who control the business, assets or securities to be acquired. These terms include the number of Wells Fargo shares we will issue in the acquisition or a formula to determine that number. We may structure an acquisition in a variety of ways, including acquiring stock, other equity interests or assets of the acquired business or merging the acquired business with us or one of our subsidiaries.

        We expect the price of shares issued in an acquisition to be related to the market price of our common stock, either when we agree to the acquisition, when we issue the shares or during some other negotiated period.

        Once we know the actual information about a specific acquisition, we may provide further information by means of a post-effective amendment to the registration statement of which this prospectus is a part or by means of a supplement to this prospectus.

        We are paying the expenses of this offering. We do not expect to pay any underwriting discounts or commissions in connection with issuing these shares, although we may pay finder's fees in specific acquisitions. Any person receiving a finder's fee may be deemed an underwriter within the meaning of the Securities Act of 1933.

        Our common stock trades on the New York and Chicago Stock Exchanges under the symbol WFC. On May 9, 2003, our stock closed at $47.42 a share. The price of our stock fluctuates, and it is impossible to predict the price at which it will trade in the future.

        This prospectus provides important information about Wells Fargo. Please read it carefully and completely. You can find more information on us in documents filed with the Securities and Exchange Commission. See "Where You Can Find More Information" on page 16 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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Prospectus dated May 12, 2003

ADDITIONAL INFORMATION

        This prospectus incorporates important business and financial information about Wells Fargo that is not included in or delivered with this prospectus. See "Where You Can Find More Information" on page 16 of this prospectus for a list of the documents that we have incorporated into this prospectus.

        The documents are available to you without charge through the Securities and Exchange Commission website at http://www.sec.gov or from Wells Fargo upon written or oral request made as follows:

Corporate Secretary
Wells Fargo & Company
MAC N9305-173
Sixth and Marquette
Minneapolis, Minnesota 55479
(612) 667-8655

        To ensure timely delivery of the requested information, you should make your request at least five business days before the date you must make your investment decision.

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TABLE OF CONTENTS

WELLS FARGO & COMPANY	1
General	1
Management and Additional Information	1
Information on Our Website	1
FORWARD-LOOKING STATEMENTS	1
USE OF PROCEEDS	2
REGULATION AND SUPERVISION	2
Introduction	2
Regulatory Agencies	2
Bank Holding Company Activities	3
Dividend Restrictions	4
Holding Company Structure	4
Capital Requirements	5
Deposit Insurance Assessments	6
Fiscal and Monetary Policies	7
Privacy Provisions of Gramm-Leach-Bliley Act	7
Future Legislation	7
WELLS FARGO COMMON STOCK	8
General	8
Restrictions on Payment of Dividends	9
Restrictions on Ownership of Our Common Stock	9
Anti-takeover Provisions in the Restated Certificate of Incorporation and Bylaws	9
Preferred Stock	10
CERTAIN STOCKHOLDER RIGHTS	10
Size of Board of Directors	11
Cumulative Voting	11
Classes of Directors	11
Qualifications of Directors	11
Filling Vacancies on the Board	11
Removal of Directors	11
Nomination of Directors for Election	11
Anti-takeover Provisions	11
Stockholder Action Without a Meeting	12
Calling Special Meetings of Stockholders	12
Submission of Stockholder Proposals	12
Notice of Stockholder Meetings	12
Stockholder Vote Required for Mergers	12
Dividends	13
Dissenters' Appraisal Rights	13
Stockholder Preemptive Rights	13
Stockholder Class Voting Rights	14
Indemnification	14
Limitations on Directors' Liability	15
Amendment of Certificate of Incorporation	15
Amendment of Bylaws	15
PRICE RANGE OF COMMON STOCK AND COMMON STOCK DIVIDENDS	16
EXPERTS	16
LEGAL OPINION	16
WHERE YOU CAN FIND MORE INFORMATION	16
SEC Filings	16
Registration Statement	17
Documents Incorporated by Reference	17

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WELLS FARGO & COMPANY

General

        Wells Fargo & Company is a diversified financial services company organized under the laws of the state of Delaware and registered as a financial holding company and a bank holding company under the Bank Holding Company Act of 1956, as amended. Our subsidiaries provide banking, insurance, investments, mortgage and consumer finance services through stores, the internet and other distribution channels throughout North America and elsewhere internationally.

        We are a separate and distinct legal entity from our banks and other subsidiaries. Our principal source of funds to pay dividends on our common and preferred stock and principal and interest on our debt is dividends from our subsidiaries. Various federal and state statutes and regulations limit the amount of dividends that our bank and other subsidiaries can pay to us without regulatory approval. See "Regulation and Supervision—Dividend Restrictions" on page 4.

        When we refer to "Wells Fargo," "our company," "we," "our" and "us" in this prospectus, we mean Wells Fargo & Company unless the context indicates otherwise.

        Our executive offices are located at 420 Montgomery Street, San Francisco, California 94163, and our telephone number is (800) 411-4932.

Management and Additional Information

        For information concerning executive compensation, the principal holders of voting securities, certain relationships and related transactions, and other related matters concerning us, refer to our most recent annual report on Form 10-K filed with the SEC. See "Where You Can Find More Information" on page 16.

Information on Our Website

        Information on our internet website or on the website of any of our subsidiaries is not part of this prospectus, and you should not rely on that information unless that information is also in this prospectus or in a document that is incorporated by reference into this prospectus.

FORWARD-LOOKING STATEMENTS

        This prospectus, including information incorporated by reference into this prospectus, may contain forward-looking statements about us. Broadly speaking, forward-looking statements include:

  •
  projections of our revenues, income, earnings per share, capital expenditures, dividends, capital structure, credit quality or other financial items;

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  descriptions of plans or objectives of our management for future operations, products or services, including pending acquisitions;

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  forecasts of our future economic performance;

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  descriptions of assumptions underlying or relating to any of the foregoing.

        Forward-looking statements discuss matters that are not facts. Because they discuss future events or conditions, forward-looking statements often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "target," or future or conditional verbs such as "can," "could," "may," "should," "will," "would" or similar expressions.

        Do not unduly rely on forward-looking statements. They give our expectations and are not guarantees. Forward-looking statements speak only as of the date of the document in which they are made, and we might not update them to reflect changes that occur after that date.

        A number of factors—many beyond our control—could cause results to differ significantly from our expectations. For a discussion of some of these factors, refer to our most recent annual report on Form 10-K and quarterly report on Form 10-Q filed with the Securities and Exchange Commission. Refer also to the reports and other documents we file with the SEC after the date of this prospectus, as those documents might update information contained in previously filed documents or provide additional information. See "Where You Can Find More Information" on page 16.

USE OF PROCEEDS

        We will receive no proceeds from the offering of these shares other than the value of the assets and securities acquired by us in the acquisitions.

REGULATION AND SUPERVISION

        To the extent the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the full text of those provisions. Also, such statutes, regulations and policies are continually under review by Congress and state legislatures and federal and state regulatory agencies. A change in statutes, regulations or regulatory policies applicable to us could have a material effect on our business.

Introduction

        Wells Fargo & Company, its bank subsidiaries and many of its other subsidiaries are subject to extensive regulation by federal and state agencies. The regulation of bank holding companies and their subsidiaries is intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole, and not for the protection of security holders.

        Applicable laws and regulations could restrict our ability to diversify into certain areas of financial services, acquire depository institutions, and pay dividends on our capital stock. They could also require us to provide financial support to one or more of our banks, maintain capital balances in excess of those desired by management, and pay higher deposit insurance premiums as a result of a general deterioration in the financial condition of depository institutions.

        For additional information about the regulation and supervision of Wells Fargo, refer to our most recent annual report on Form 10-K filed with the SEC. See "Where You Can Find More Information" on page 16.

Regulatory Agencies

        Parent Bank Holding Company.    As a bank holding company, we are subject to regulation under the Bank Holding Company Act of 1956 (the Bank Holding Company Act) and to inspection, examination and supervision by the Board of Governors of the Federal Reserve System (Federal Reserve Board).

        Bank Subsidiaries.    Our national banks are subject to regulation and examination primarily by the Office of the Comptroller of the Currency (OCC) and secondarily by the Federal Reserve Board and the Federal Deposit Insurance Corporation (FDIC). State-chartered banks are subject to primary federal regulation and examination by the FDIC and, in addition, are regulated and examined by their respective state banking departments.

        Other Subsidiaries.    Many of our other subsidiaries also are subject to regulation by the Federal Reserve Board and other applicable federal and state agencies. Our brokerage subsidiaries are regulated by the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and state securities regulators. Our insurance subsidiaries are subject to regulation by applicable state insurance regulatory agencies. Other subsidiaries are subject to the laws and regulations of both the federal government and the various states in which they conduct business.

Bank Holding Company Activities

        "Financial in Nature" Requirement.    As a bank holding company that has elected also to become a financial holding company pursuant to the Bank Holding Company Act, we may affiliate with securities firms and insurance companies and engage in other activities that are financial in nature or are incidental or complementary to activities that are financial in nature. "Financial in nature" activities include securities underwriting, dealing and market making, sponsoring mutual funds and investment companies, insurance underwriting and agency, merchant banking, and activities that the Federal Reserve Board, in consultation with the Secretary of the U.S. Treasury, determines from time to time to be financial in nature or incidental to such financial activity or complementary to a financial activity and do not pose a safety and soundness risk.

        Federal Reserve Board approval is not required for us to acquire a company (other than a bank holding company, bank or savings association) engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve Board. Prior Federal Reserve Board approval is required before we may acquire the beneficial ownership or control of more than 5% of the voting shares or substantially all of the assets of a bank holding company, bank or savings association.

        Because we are a financial holding company, if any bank subsidiary ceases to be "well capitalized" or "well managed" under applicable regulatory standards, the Federal Reserve Board may, among other actions, order us to divest the bank. Alternatively, we may elect to conform our activities to those permissible for a bank holding company that is not also a financial holding company. Also, because we are a financial holding company, if any bank subsidiary receives a rating under the Community Reinvestment Act of 1977 of less than satisfactory, we will be prohibited, until the rating is raised to satisfactory or better, from engaging in new activities or acquiring companies other than bank holding companies, banks or savings associations, except that we could engage in activities, or acquire companies engaged in activities, that are closely related to banking under the Bank Holding Company Act.

        Interstate Banking.    Under the Riegle-Neal Interstate Banking and Branching Act (Riegle-Neal Act), a bank holding company may acquire banks in states other than its home state, subject to any state requirement that the bank has been organized and operating for a minimum period of time, not to exceed five years, and the requirement that the bank holding company not control, prior to or following the proposed acquisition, more than 10% of the total amount of deposits of insured depository institutions nationwide or, unless the acquisition is the bank holding company's initial entry into the state, more than 30% of such deposits in the state (or such lesser or greater amount set by the state).

        The Riegle-Neal Act also authorizes banks to merge across state lines, thereby creating interstate branches. Banks are also permitted to acquire and to establish de novo branches in other states where authorized under the laws of those states.

        Regulatory Approval.    In determining whether to approve a proposed bank acquisition, federal banking regulators will consider, among other factors, the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis, and the acquiring institution's record of addressing the credit needs of the communities it serves, including the needs of low and moderate income neighborhoods, consistent with the safe and sound operation of the bank, under the Community Reinvestment Act of 1977.

Dividend Restrictions

        Wells Fargo & Company is a legal entity separate and distinct from its subsidiary banks and other subsidiaries. Its principal source of funds to pay dividends on its common and preferred stock and principal and interest on its debt is dividends from its subsidiaries. Various federal and state statutory provisions and regulations limit the amount of dividends that our banks may pay to us without regulatory approval. Dividends payable by a national bank are limited to the lesser of the bank's undivided profits and the bank's retained net income for the current year plus its retained net income for the preceding two years (less any required transfers to capital surplus) up to the date of any dividend declaration in the current calendar year. State-chartered banks are subject to state regulations that limit dividends.

        Federal bank regulatory agencies have the authority to prohibit our banks from engaging in unsafe or unsound practices in conducting their businesses. The payment of dividends, depending on the financial condition of a bank, could be deemed an unsafe or unsound practice. The ability of our banks to pay dividends in the future is currently influenced, and could be further influenced, by bank regulatory policies and capital guidelines.

Holding Company Structure

        Transfer of Funds from Bank Subsidiaries.    Our banks are subject to restrictions under federal law that limit the transfer of funds or other items of value from them to us and our other subsidiaries, including affiliates, whether in the form of loans and other extensions of credit, investments and asset purchases, or as other transactions involving the transfer of value from a subsidiary to an affiliate or for the benefit of an affiliate. Unless an exemption applies, these transactions by a bank subsidiary with a single affiliate are limited to 10% of the bank's capital and surplus and, with respect to all covered transactions with affiliates in the aggregate, to 20% of the bank's capital and surplus. Moreover, loans and extensions of credit to affiliates generally are required to be secured in specified amounts. A bank's transactions with its affiliates are also generally required to be on arm's-length terms.

        Source of Strength Doctrine.    Under current Federal Reserve Board policy, we are expected to act as a source of financial and managerial strength to each of our banks and, under appropriate circumstances, to commit resources to support each bank. This support could be required at times when we might not have the resources to provide the support. The OCC may order the assessment of our capital if one of our national banks were to become impaired. If we failed to pay the assessment within three months, the OCC could order the sale of our stock in the bank to cover the deficiency.

        Capital loans from us to any of our banks are subordinate in right of payment to deposits and certain other indebtedness of the bank. In the event of our bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of a bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

        Depositor Preference.    The Federal Deposit Insurance Act (FDI Act) provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including Wells Fargo, with respect to any extensions of credit they have made to such insured depository institution.

        Liability of Commonly Controlled Institutions.    All of our banks are insured by the FDIC. FDIC-insured depository institutions can be held liable for any loss incurred, or reasonably expected to be incurred, by the FDIC due to the default of an FDIC-insured depository institution controlled by the same bank holding company, or for any assistance provided by the FDIC to an FDIC-insured depository institution controlled by the same bank holding company that is in danger of default. "Default" means generally the appointment of a conservator or receiver. "In danger of default" means generally the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance.

Capital Requirements

        General.    We are subject to risk-based capital requirements and guidelines imposed by the Federal Reserve Board. These are substantially similar to the capital requirements and guidelines imposed by the Federal Reserve Board, the OCC and the FDIC on the depository institutions under their jurisdictions. For this purpose, a depository institution's or holding company's assets, and some of its specified off-balance sheet commitments and obligations, are assigned to various risk categories. A depository institution's or holding company's capital, in turn, is classified in one of three tiers, depending on type:

Core ("Tier 1") Capital		Supplementary ("Tier 2") Capital		Market Risk ("Tier 3") Capital
among other items:		among other items:		•	qualifying unsecured subordinated debt
•	common stockholders' equity	•	preferred stock not qualifying as Tier 1 capital
•	qualifying preferred stock and trust preferred securities	•	qualifying subordinated debt
•	less goodwill and certain other deductions	•	allowance for loan losses
		•	net unrealized gains on marketable securities, subject to limitations

        Like other bank holding companies, we are currently required to maintain Tier 1 capital and "total capital" (the sum of Tier 1, Tier 2 and Tier 3 capital) equal to at least 4% and 8%, respectively, of its total risk-weighted assets (including various off-balance-sheet items, such as standby letters of credit). For a holding company to be considered "well capitalized" for regulatory purposes, its Tier 1 and total capital ratios must be 6% and 10% on a risk-adjusted basis, respectively. At March 31, 2003, we met both requirements, with Tier 1 and total capital equal to 7.34% and 10.89%, respectively, of our total risk-weighted assets. We disclose our quarter end Tier 1 and total capital ratios in our annual report on Form 10-K or quarterly report on Form 10-Q, as the case may be, filed with the SEC for that quarter.

        Federal Reserve Board, FDIC and OCC rules require us to incorporate market and interest rate risk components into our risk-based capital standards. Under these market risk requirements, capital is allocated to support the amount of market risk related to our ongoing trading activities.

        The Federal Reserve Board also requires us to maintain a minimum "leverage ratio" (Tier 1 capital to adjusted total assets) of 3% if we have the highest regulatory rating and meet other requirements, or of 3% plus an additional "cushion" of at least 100 to 200 basis points (one to two percentage points) if we do not meet these requirements. Our leverage ratio at March 31, 2003, was

6.43%. We disclose our quarter end leverage ratio in our annual report on Form 10-K or quarterly report on Form 10-Q, as the case may be, filed with the SEC for that quarter.

        Effective April 1, 2002, the Federal Reserve Board, OCC and FDIC issued new rules governing the capital treatment of non-financial equity investments, which include investments made by our venture capital subsidiaries. The rules impose a capital charge that increases incrementally as the level of non-financial equity investments increases relative to Tier 1 capital. For covered investments that total less than 15% of Tier 1 capital, the rules require a Tier 1 capital charge of 8% of the adjusted carrying value of the covered investments. For covered investments that total 15% or more but less than 25%, the Tier 1 capital charge is 12%, and for covered investments that total 25% or more, the Tier 1 capital charge is 25%.

        The Federal Reserve Board may set capital requirements higher than the minimums described above for holding companies whose circumstances warrant it. For example, holding companies experiencing or anticipating significant growth may be expected to maintain capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. The Federal Reserve Board has also indicated that it will consider a "tangible Tier 1 capital leverage ratio" (deducting all intangibles) and other indications of capital strength in evaluating proposals for expansion or new activities.

        Our banks are subject to similar risk-based and leverage capital requirements adopted by their applicable federal banking agencies.

        The FDI Act requires federal bank regulatory agencies to take "prompt corrective action" with respect to FDIC-insured depository institutions that do not meet minimum capital requirements. A depository institution's treatment for purposes of the prompt corrective action provisions will depend upon how its capital levels compare to various capital measures and certain other factors, as established by regulation.

        The Basel Committee on Banking Supervision continues to evaluate certain aspects of the proposed New Basel Capital Accord, with the goal of finalizing the Accord by the fourth quarter of 2003 with anticipated implementation by 2006. The New Basel Capital Accord incorporates three pillars that address (a) minimum capital requirements, (b) supervisory review, which relates to an institution's capital adequacy and internal assessment process, and (c) market discipline, through effective disclosure to encourage safe and sound banking practices. Embodied within these pillars are aspects of risk assessment that relate to credit risk, interest rate risk, operational risk, among others, and certain proposed approaches by the Basel Committee to complete such assessments may be considered complex. We continue to monitor the status of the New Basel Accord.

        From time to time, the Federal Reserve Board and the Federal Financial Institutions Examination Council (FFIEC) propose changes and amendments to, and issue interpretations of, risk-based capital guidelines and related reporting instructions. Such proposals or interpretations could, if implemented in the future, affect our reported capital ratios and net risk-adjusted assets.

Deposit Insurance Assessments

        Through the Bank Insurance Fund (BIF) and the Savings Association Insurance Fund (SAIF), the FDIC insures the deposits of our depository institution subsidiaries up to prescribed limits for each depositor. The amount of FDIC assessments paid by each BIF member institution is based on its relative risk of default as measured by regulatory capital ratios and other factors. Specifically, the assessment rate is based on the institution's capitalization risk category and supervisory subgroup category. An institution's capitalization risk category is based on the FDIC's determination of whether the institution is well capitalized, adequately capitalized or less than adequately capitalized. An institution's supervisory subgroup category is based on the FDIC's assessment of the financial condition of the institution and the probability that FDIC intervention or other corrective action will be required.

        The BIF assessment rate currently ranges from zero to 27 cents per $100 of domestic deposits. The FDIC may increase or decrease the assessment rate schedule on a semi-annual basis. An increase in the BIF assessment rate could have a material adverse effect on our earnings, depending on the amount of the increase. The FDIC is authorized to terminate a depository institution's deposit insurance upon a finding by the FDIC that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution's regulatory agency. The termination of deposit insurance for one or more of our subsidiary depository institutions could have a material adverse effect on our earnings, depending on the collective size of the particular institutions involved.

        All FDIC-insured depository institutions must pay an annual assessment to provide funds for the payment of interest on bonds issued by the Financing Corporation, a federal corporation chartered under the authority of the Federal Housing Finance Board. The bonds (commonly referred to as FICO bonds) were issued to capitalize the Federal Savings and Loan Insurance Corporation. FDIC-insured depository institutions paid approximately 1.8 cents per $100 of BIF-assessable deposits in 2002. The FICO assessments are adjusted quarterly to reflect changes in the assessment bases of the FDIC's insurance funds and do not vary depending on a depository institution's capitalization or supervisory evaluations. The FDIC established the FICO assessment rate effective for the first quarter of 2003 at approximately 1.7 cents annually per $100 of assessable deposits.

Fiscal and Monetary Policies

        Our business and earnings are affected significantly by the fiscal and monetary policies of the federal government and its agencies. We are particularly affected by the policies of the Federal Reserve Board, which regulates the supply of money and credit in the United States. Among the instruments of monetary policy available to the Federal Reserve are (a) conducting open market operations in United States government securities, (b) changing the discount rates of borrowings of depository institutions, (c) imposing or changing reserve requirements against depository institutions' deposits, and (d) imposing or changing reserve requirements against certain borrowing by banks and their affiliates. These methods are used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. The policies of the Federal Reserve Board may have a material effect on our results of operations and financial condition.

Privacy Provisions of Gramm-Leach-Bliley Act

        Federal banking regulators, as required under the Gramm-Leach-Bliley Act ("GLB Act"), have adopted rules limiting the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. The rules require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to non-affiliated third parties. The privacy provisions of the GLB Act affect how consumer information is transmitted through diversified financial companies and conveyed to outside vendors.

Future Legislation

        Various legislation, including proposals to substantially change the financial institution regulatory system and to expand or contract the powers of banking institutions and bank holding companies, is from time to time introduced in the Congress. This legislation may change banking statutes and the operating environment of Wells Fargo and its subsidiaries in substantial and unpredictable ways. If enacted, such legislation could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether any of this potential legislation will be enacted, and if enacted, the effect that it, or any implementing regulations, would have on our financial condition or results of operations.

WELLS FARGO COMMON STOCK

        The following information about our common stock is not complete, and is qualified in its entirety by reference to our restated certificate of incorporation, as amended, including the certificates of designations for our preferred stock, and to our bylaws. You should read these documents for complete information on our common stock. We file these documents, as well as other instruments that define the rights of holders of our common stock, as exhibits to our annual reports on Form 10-K and our quarterly reports on Form 10-Q filed with the SEC. Also, from time to time we might file an amendment to these documents or a new instrument that defines the rights of holders of our common stock as an exhibit to a current report on Form 8-K filed with the SEC. See "Where You Can Find More Information" on page 16.

General

        Shares Authorized and Outstanding.    As of the date of this prospectus, we are authorized to issue 6,000,000,000 shares of common stock. At March 31, 2003, we had issued 1,736,381,025 shares of our common stock, of which 1,674,926,083 shares were outstanding and 61,454,942 shares were held as treasury shares.

        Dividends.    Holders of our common stock may receive dividends when declared by our board of directors out of funds that we can legally use to pay dividends. We may pay dividends in cash, stock or other property. In some cases, holders of our common stock may not receive dividends until we have satisfied our obligations to holders of outstanding preferred stock. Other restrictions on our ability to pay dividends are described below under "Restrictions on Payment of Dividends."

        Voting Rights.    Holders of our common stock have the exclusive right to vote on all matters presented to our stockholders unless Delaware law or the certificate of designations for an outstanding series of preferred stock gives the holders of that series of preferred stock the right to vote on certain matters. Each holder of our common stock is entitled to one vote per share. Holders of our common stock have no cumulative voting rights for the election of directors. This means a holder of a single share of common stock cannot cast more than one vote for each position to be filled on our board of directors. It also means the holders of a majority of the shares of common stock entitled to vote in the election of directors can elect all directors standing for election and the holders of the remaining shares will not be able to elect any directors. Our board of directors is not classified.

        Other Rights.    If we voluntarily or involuntarily liquidate, dissolve or wind up our business, holders of our common stock will receive pro rata, according to shares held by them, any of our remaining assets available for distribution to stockholders after we have provided for payment of all debts and other liabilities, including any liquidation preference for outstanding shares of preferred stock. When we issue securities in the future, holders of our common stock have no preemptive rights with respect to those securities. This means the holders of our common stock have no right, as holders of our common stock, to buy any portion of those issued securities. Holders of our common stock have no rights to have their shares of common stock redeemed by us or to convert their shares of common stock into shares of any other class of our capital stock.

        Listing.    Outstanding shares of our common stock are listed on the New York and Chicago Stock Exchanges under the symbol "WFC." Wells Fargo Bank Minnesota, National Association is the transfer agent and registrar for our common stock.

        Fully Paid.    Outstanding shares of our common stock are fully paid and non-assessable. This means the full purchase price for the shares has been paid and the holders of the shares will not be assessed any additional amounts for the shares. Shares of our common stock that we may issue under this prospectus will be fully paid and non-assessable.

Restrictions on Payment of Dividends

        We are incorporated in Delaware and are governed by the Delaware General Corporation Law. Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law or, if there is no surplus, out of net profits for the fiscal year in which the dividend was declared and for the preceding fiscal year. Under Delaware law, however, we cannot pay dividends out of net profits if, after we pay the dividend, our capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

        As a bank holding company, our ability to pay dividends is affected by the ability of our bank and non-bank subsidiaries to pay dividends to us. Various federal laws limit the amount of dividends our national banks can pay to us without regulatory approval. State-chartered banks are subject to state regulations that limit dividends. For more information about restrictions on the ability of our subsidiaries to pay us dividends, refer to "Regulation and Supervision—Dividend Restrictions" on page 4 of this prospectus and to our most recent annual report on Form 10-K filed with the SEC. See "Where You Can Find More Information" on page 16.

Restrictions on Ownership of Our Common Stock

        The Bank Holding Company Act of 1956 requires any "bank holding company" (as defined in that Act) to obtain the approval of the Board of Governors of the Federal Reserve System prior to acquiring more than 5% of our outstanding common stock. Any person other than a bank holding company is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of our outstanding common stock under the Change in Bank Control Act. Any holder of 25% or more of our outstanding common stock, other than an individual, is subject to regulation as a bank holding company under the Bank Holding Company Act.

Anti-takeover Provisions in the Restated Certificate of Incorporation and Bylaws

        Certain provisions of our restated certificate of incorporation, as amended, could make it less likely that our management would be changed or someone would acquire voting control of us without the consent of our board of directors. These provisions could delay, deter or prevent tender offers or takeover attempts that stockholders might believe are in their best interests, including tender offers or takeover attempts that could allow stockholders to receive premiums over the market price of their common stock.

        Preferred Stock.    Our board of directors can at any time, under our restated certificate of incorporation, as amended, and without stockholder approval, issue one or more new series of preferred stock. In some cases, the issuance of preferred stock could discourage or make more difficult attempts to take control of us through a merger, tender offer, proxy context or otherwise. Preferred stock with special voting rights or other features issued to persons favoring our management could stop a takeover by preventing the person trying to take control of us from acquiring enough voting shares necessary to take control.

        Nomination Procedures.    Holders of our common stock can nominate candidates for our board of directors. A stockholder must follow the advance notice procedures described in our bylaws. In general, to nominate a person for election to our board of directors at a meeting of our stockholders, a stockholder must submit a written notice of the proposed nomination to our corporate secretary at least 30 but not more than 60 days before the meeting.

        Proposal Procedures.    Under our bylaws, a stockholder can propose at an annual meeting of our stockholders that business other than nominations to our board of directors be considered only if the stockholder follows the advance notice procedures described in our bylaws. In general, a stockholder must submit a written notice of the proposal and the stockholder's interest in the proposal to our corporate secretary at least 90 but not more than 120 days before the date set for the annual meeting of our stockholders.

        Rights Plan.    Although we do not have a stockholder rights plan (commonly referred to as a "poison pill") as of the date of this prospectus, under Delaware law, our board of directors can adopt such a plan without stockholder approval. If adopted, a stockholder rights plan could operate to cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors.

        Amendment of Bylaws.    Under our bylaws, our board of directors can adopt, amend or repeal the bylaws, subject to limitations under the Delaware General Corporation Law. Our stockholders also have the power to change or repeal our bylaws.

Preferred Stock

        As of the date of this prospectus, we are authorized to issue, without further stockholder approval, 24,000,000 shares of preferred stock, consisting of 20,000,000 shares of preferred stock and 4,000,000 shares of preference stock, including shares issued or reserved for issuance. At March 31, 2003, we had 1,817,175 shares of preferred stock issued and outstanding. We had not issued any shares of preference stock as of March 31, 2003. When we refer to "preferred stock" in this prospectus, we mean preferred stock and preference stock unless the context indicates otherwise.

        Our board of directors is authorized to issue preferred stock in one or more series, to fix the number of shares in each series, and to determine the designations and voting powers, preferences, and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of each series, all without any vote or other action on the part of the holders of our common stock. We can issue shares of preferred stock at any time in any amount, provided that not more than 24,000,000 shares of preferred stock are outstanding at any one time.

        Shares of our common stock are subject to the rights of holders of our preferred stock. Our preferred stockholders are entitled to payment of dividends on their preferred stock before we can pay dividends on our common stock. If we voluntarily or involuntarily liquidate, dissolve or wind up our business, our preferred stockholders are entitled to receive, out of any assets remaining for distribution to stockholders, all accrued and unpaid dividends on their preferred stock and any liquidation preference for their preferred stock before holders of our common stock receive any distribution of assets with respect to their common stock.

CERTAIN STOCKHOLDER RIGHTS

        If you become a Wells Fargo stockholder, your rights as a stockholder will be governed by Delaware law, our restated certificate of incorporation, as amended, including the certificates of designations for our preferred stock, and our bylaws. The following summary of certain stockholder rights is not complete, and is qualified in its entirety by reference to the Delaware General Corporation Law (DGCL), to our restated certificate of incorporation, as amended, and to our bylaws. We file our restated certificate of incorporation, as amended, and our bylaws, as well as other instruments that define the rights of holders of our common stock, as exhibits to our annual reports on Form 10-K and our quarterly reports on Form 10-Q filed with the SEC. Also, from time to time we might file an amendment to these documents or a new instrument that defines the rights of holders of our common stock as an exhibit to a current report on Form 8-K filed with the SEC. See "Where You Can Find More Information" on page 16.

Size of Board of Directors

        Under our restated certificate of incorporation, as amended, the number of directors is as specified in our bylaws but in no event less than three. Our bylaws currently provide for a board of directors consisting of not less than 10 nor more than 28 persons, each serving a term of one year or until his or her earlier death, resignation or removal. We currently have 14 directors.

Cumulative Voting

        Under the DGCL, stockholders do not have the right to cumulate their votes in the election of directors unless such right is granted in the certificate of incorporation. Our restated certificate of incorporation, as amended, does not provide for cumulative voting.

Classes of Directors

        The DGCL permits classification of a Delaware corporation's board of directors, and for staggered terms. Our board is not classified.

Qualifications of Directors

        Our restated certificate of incorporation, as amended, requires directors to be stockholders.

Filling Vacancies on the Board

        Under our restated certificate of incorporation, as amended, and our bylaws, vacancies on our board of directors may be filled by majority vote of the remaining directors.

Removal of Directors

        Any director or our entire board of directors may be removed, with or without cause, by the holders of a majority of our shares then entitled to vote at an election of directors.

Nomination of Directors for Election

        Under our bylaws, nominations for our board of directors may be made by the board or by any stockholder who complies with the notice procedures described in our bylaws. In general, to nominate a person for election to our board of directors at a meeting of our stockholders, a stockholder must submit a written notice of the proposed nomination to our corporate secretary at least 30 but not more than 60 days before the meeting.

Anti-takeover Provisions

        Section 203 of the DGCL prohibits "business combinations," including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an "interested stockholder" who beneficially owns 15 percent or more of a corporation's voting stock, within three years after the person or entity becomes an interested stockholder, unless:

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  the transaction that will cause the person to become an interested stockholder is approved by the board of directors of the target prior to the transaction,

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  after the completion of the transaction in which the person becomes an interested stockholder, the interested stockholder holds at least 85% of the voting stock of the corporation not including (a) shares held by officers and directors of the interested stockholder and (b) shares held by specified employee benefit plans, or

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  after the person becomes an interested stockholder, the business combination is approved by the board of directors and holders of at least 66 2/3% of the outstanding voting stock, excluding shares held by the interested stockholder.

        A Delaware corporation may elect not to be governed by Section 203. We have not made such an election.

Stockholder Action Without a Meeting

        Our bylaws provide that any action required or permitted to be taken at a stockholders' meeting may be taken without a meeting pursuant to the written consent of the holders of the number of shares that would have been required to effect the action at an actual meeting of the stockholders, and provide certain procedures to be followed in such cases.

Calling Special Meetings of Stockholders

        Our bylaws provide that a special meeting of stockholders may be called only by the chairman of the board, a vice chairman, the president or a majority of our board of directors. Holders of our common stock do not have the ability to call a special meeting of stockholders.

Submission of Stockholder Proposals

        Under our bylaws, a stockholder can propose at an annual meeting of our stockholders that business other than nominations to our board of directors be considered only if the stockholder follows the advance notice procedures described in our bylaws. In general, a stockholder must submit a written notice of the proposal and the stockholder's interest in the proposal to our corporate secretary at least 90 but not more than 120 days before the date set for the annual meeting of our stockholders.

Notice of Stockholder Meetings

        The DGCL requires notice of stockholders' meetings to be sent to all stockholders of record entitled to vote thereon not less than 10 nor more than 60 days prior to the date of the meeting.

Stockholder Vote Required for Mergers

        Under the DGCL, a merger, consolidation or sale of all or substantially all of a corporation's assets must be approved by the board of directors and by a majority of the outstanding stock of the corporation entitled to vote thereon. However, under DGCL 251(f), no vote of stockholders of a constituent corporation surviving a merger is required, unless the corporation provides otherwise in its certificate of incorporation, if

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  the merger agreement does not amend the certificate of incorporation of the surviving corporation,

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  each share of stock of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger, and

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  either no shares of common stock of the surviving corporation are to be issued or delivered pursuant to the merger or, if such common stock will be issued or delivered, it will not increase the number of shares of common stock outstanding immediately prior to the merger by more than 20%.

Dividends

        Delaware law allows a corporation to pay dividends only out of surplus, as determined under Delaware law or, if there is no surplus, out of net profits for the fiscal year in which the dividend was declared and for the preceding fiscal year. Under Delaware law, however, we cannot pay dividends out of net profits if, after we pay the dividend, our capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

        As a bank holding company, our ability to pay dividends is affected by the ability of our bank and non-bank subsidiaries to pay dividends to us. Various federal laws limit the amount of dividends our national bank subsidiaries can pay to us without regulatory approval. State-chartered banks are subject to state regulations that limit dividends. For more information about restrictions on the ability of our subsidiaries to pay us dividends, refer to "Regulation and Supervision—Dividend Restrictions" on page 4 of this prospectus and to our most recent annual report on Form 10-K filed with the SEC. See "Where You Can Find More Information" on page 16.

        Our bylaws provide that the stockholders have the right to receive dividends if and when declared by our board.

Dissenters' Appraisal Rights

        The DGCL provides stockholders of a corporation involved in a merger the right to demand and receive payment of the fair value of their stock in certain mergers. However, appraisal rights are not available to holders of shares:

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  listed on a national securities exchange,

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  designated as a national market system security on an inter-dealer quotation system operated by the National Association of Securities Dealers, Inc., or

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  held of record by more than 2,000 stockholders

unless holders of stock are required to accept in the merger anything other than any combination of:

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  shares of stock or depository receipts of the surviving corporation in the merger,

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  shares of stock or depository receipts of another corporation that, at the effective date of the merger, will be

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  listed on a national securities exchange,

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  designated as a national market system security on an inter-dealer quotation system operated by the National Association of Securities Dealers, Inc., or

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  held of record by more than 2,000 holders; or

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  cash instead of fractional shares of the stock or depository receipts received.

Stockholder Preemptive Rights

        Our restated certificate of incorporation, as amended, does not provide for preemptive rights to purchase additional Wells Fargo securities.

Stockholder Class Voting Rights

        The DGCL requires voting by separate classes of shares only with respect to amendments to a corporation's certificate of incorporation that adversely affect the holders of those classes or that increase or decrease the aggregate number of authorized shares or the par value of the shares of any of those classes.

Indemnification

        The DGCL provides that, subject to certain limitations in the case of "derivative" suits brought by a corporation's stockholders in its name, a corporation may indemnify any person who is made a party to any third-party suit or proceeding on account of being a director, officer, employee or agent of the corporation against expenses, including attorney's fees, judgments, fines and amounts paid in settlement reasonably incurred by him or her in connection with the action, through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

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  acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some circumstances, at least not opposed to its best interests; and

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  in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by the DGCL to indemnify such person for reasonable expenses incurred thereby.

        Our restated certificate of incorporation, as amended, provides that we must indemnify, to the fullest extent authorized by the DGCL, each person who was or is made a party to, is threatened to be made a party to or is involved in any action, suit or proceeding because he or she is or was a Wells Fargo director or officer (or was serving at the request of Wells Fargo as a director, trustee, officer, employee, or agent of another entity) while serving in such capacity against all expenses, liabilities, or loss incurred by such person in connection therewith, provided that indemnification in connection with a proceeding brought by such person will be permitted only if the proceeding was authorized by our board of directors.

        Our restated certificate of incorporation, as amended, also provides that we must pay expenses incurred in defending the proceedings specified above in advance of their final disposition, provided that, if so required by the DGCL, such advance payments for expenses incurred by a director or officer may be made only if he or she undertakes to repay all amounts so advanced if it is ultimately determined that the person receiving such payments is not entitled to be indemnified. Our restated certificate of incorporation, as amended, authorizes us to provide similar indemnification to our employees or agents.

        Pursuant to our restated certificate of incorporation, as amended, we may maintain insurance, at our expense, to protect us and any directors, officers, employees or agents of Wells Fargo or another entity against any expense, liability or loss, regardless of whether we have the power or obligation to indemnify that person against such expense, liability or loss under the DGCL.

        The right to indemnification is not exclusive of any other right which any person may have or acquire under any statute, provision of our restated certificate of incorporation or bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Limitations on Directors' Liability

        Our restated certificate of incorporation, as amended, provides that a director (including an officer who is also a director) of Wells Fargo shall not be liable personally to Wells Fargo or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability arising out of:

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  any breach of the director's duty of loyalty to Wells Fargo or its stockholders,

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  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

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  payment of a dividend or approval of a stock repurchase in violation of Section 174 of the DGCL, or

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  any transaction from which the director derived an improper personal benefit.

        This provision protects our directors against personal liability for monetary damages from breaches of their duty of care. It does not eliminate the director's duty of care and has no effect on the availability of equitable remedies, such as an injunction or rescission, based upon a director's breach of his or her duty of care.

Amendment of Certificate of Incorporation

        Our restated certificate of incorporation may be amended only if the proposed amendment is approved by our board of directors and thereafter approved by a majority of the outstanding stock entitled to vote thereon and by a majority of the outstanding stock of each class entitled to vote thereon as a class. Shares of our preferred stock and preference stock currently authorized in our restated certificate of incorporation, as amended, may be issued by our board of directors without amending our restated certificate of incorporation or otherwise obtaining the approval of our stockholders.

Amendment of Bylaws

        Our bylaws generally provide for amendment by a majority of our board of directors or by a majority of the outstanding stock entitled to vote thereon.

PRICE RANGE OF COMMON STOCK AND COMMON STOCK DIVIDENDS

        Our common stock is listed on the New York and Chicago Stock Exchanges under the symbol WFC. The following table shows, for the quarters indicated, the high and low prices of our common stock on the New York Stock Exchange Composite Transaction Reporting System and the cash dividends paid per share. Amounts are in U.S. dollars.

	Price Range
			Dividends Declared
	High	Low
2001
First Quarter	54.81	42.55	.24
Second Quarter	50.16	42.65	.24
Third Quarter	48.30	40.50	.26
Fourth Quarter	45.14	38.25	.26
2002
First Quarter	50.75	42.90	.26
Second Quarter	53.44	48.12	.28
Third Quarter	54.84	38.10	.28
Fourth Quarter	51.60	43.30	.28
2003
First Quarter	49.13	43.27	.30
Second Quarter (through May 9)	49.10	45.01	.30

        The timing and amount of future dividends will depend on earnings, cash requirements, the financial condition of Wells Fargo and its subsidiaries, applicable government regulations and other factors deemed relevant by our board of directors in its discretion. As described in "Regulation and Supervision—Dividend Restrictions" on page 4, various federal and state laws limit the ability of affiliate banks to pay dividends to Wells Fargo.

EXPERTS

        The consolidated financial statements of Wells Fargo & Company and Subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL OPINION

        Stanley S. Stroup, our Executive Vice President and General Counsel, has rendered an opinion as to the validity of the shares of our common stock offered hereby. Mr. Stroup beneficially owns shares of our common stock and options to purchase additional shares of our common stock. As of the date of this prospectus, the total number of shares Mr. Stroup owns or has the right to acquire upon exercise of his options is less than 0.1% of the outstanding shares of our common stock.

WHERE YOU CAN FIND MORE INFORMATION

SEC Filings

        We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (SEC) under SEC file number 1-2979. You may read and copy any reports, statements or other information filed by us at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and on the SEC internet site (http://www.sec.gov).

Registration Statement

        We have filed a registration statement on Form S-4 to register with the SEC the shares of common stock offered by this prospectus. This prospectus is part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. The registration statement is available for free on the SEC's internet site (http://www.sec.gov).

Documents Incorporated by Reference

        The SEC allows us to "incorporate by reference" information into this prospectus. This means that we may disclose important information to you by referring you to another document filed separately with the SEC. Information that is incorporated by reference is considered part of this prospectus, except for any information superseded by information contained directly in this prospectus or in later filed documents incorporated by reference in this prospectus.

        This document incorporates by reference our SEC documents (or portions thereof) set forth below. All of the documents were filed under SEC File No. 1-2979.

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  Annual Report on Form 10-K for the year ended December 31, 2002, including information specifically incorporated by reference into the Form 10-K from our 2002 Annual Report to Stockholders and our definitive Notice and Proxy Statement for our 2003 Annual Meeting of Stockholders;

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  Quarterly Report on Form 10-Q for the quarter ended March 31, 2003;

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  Current Reports on Form 8-K filed January 21, 2003; March 5, 2003, April 11, 2003, April 15, 2003, and May 5, 2003; and

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  The description of Wells Fargo common stock contained in Exhibit 99(e) to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, including any amendment or report filed to update such description.

        All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 subsequent to the date hereof and prior to the filing of a post-effective amendment that indicates all securities offered have been sold or that deregisters all securities then remaining unsold shall be deemed to be incorporated by reference herein and to be a part hereof from the date of such filing.

        Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with any information that is different from what is contained in this prospectus. This prospectus is dated May 12, 2003. You should not assume that the information contained in this prospectus is accurate as of any date other than such date, and neither the delivery to you of this prospectus nor the issuance to you of shares of common stock will create any implication to the contrary.

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ADDITIONAL INFORMATION
TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
REGULATION AND SUPERVISION
WELLS FARGO COMMON STOCK
CERTAIN STOCKHOLDER RIGHTS
PRICE RANGE OF COMMON STOCK AND COMMON STOCK DIVIDENDS
EXPERTS
LEGAL OPINION
WHERE YOU CAN FIND MORE INFORMATION